UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                              Black Gardenia Corp.
                              --------------------
                 (Name of Small Business Issuer in its charter)




       Nevada                         5810                      88-0442833
----------------------     ---------------------------      -------------------
(State or jurisdiction     (Primary Standard Industrial      (I.R.S. Employer
 of incorporation  or       Classification Code Number)     Identification No.)
   organization)


                    P.O. Box 741, Bellevue, Washington 98009
               ---------------------------------------------------
               (Address of principal executive offices) (Zip Code)

       Registrant's telephone number, including area code: (425) 453-0355



 Securities to be registered under Section 12(b) of the Securities Act of 1933:

                                      None
                                      ----

 Securities to be registered under Section 12(g) of the Securities Act of 1933:

                   Common Stock, $0.00001 par value per share
                   ------------------------------------------
                                (Title or class)



                                    TABLE OF CONTENTS
                                    -----------------
                                                                                   PAGE
                                                                                   ----

PART I   .............................................................................1
         ITEM 1. DESCRIPTION OF BUSINESS..............................................1
                  Business Development................................................1
                  Risk Factors........................................................1
         ITEM 2. PLAN OF OPERATION....................................................4
                  General Business Plan...............................................4
                  Evaluation of Acquisition Opportunities.............................6
                  Competition.........................................................7
                  Employees...........................................................8
                  Federal Tax Implications............................................8
                  Securities Law Implications.........................................8
                  Indemnification.....................................................9
         ITEM 3. DESCRIPTION OF PROPERTY..............................................9
         ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.......9
                  Principle Stockholders..............................................9
         ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
                  OFFICERS AND DIRECTORS..............................................9
                  Other Blank Check Offerings........................................10
                  Conflicts of Interest..............................................10
                  Investment Company Act of 1940.....................................11
                  Investment Advisor Act of 1940.....................................11
         ITEM 6. EXECUTIVE COMPENSATION..............................................12
         ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS......................12
         ITEM 8. DESCRIPTION OF SECURITIES...........................................12
                  Common Stock.......................................................12
                  Transfer Agent.....................................................13

PART II  ............................................................................13
         ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS............13
                  Dividend Policy....................................................13
                  Penny Stock........................................................13
         ITEM 2. LEGAL PROCEEDINGS...................................................14
         ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
                  FINANCIAL DISCLOSURE...............................................14
         ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.............................14
         ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS...........................14

PART F/S ............................................................................15
         UNAUDITED FINANCIAL STATEMENTS MARCH 31, 2002 AND 2001......................16
         AUDITED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2000.....................24

PART III ............................................................................33
         ITEM 1. INDEX TO EXHIBITS...................................................33


                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS
-------------------------------

Business Development
--------------------

Black Gardenia Corp. ("Black Gardenia"), was incorporated on February 9, 2000 in the State of Nevada, to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. Pursuant to the Articles of Incorporation, Black Gardenia is authorized to issue 100,000,000 shares of Common Stock at $0.00001 par value. Each holder of the Common Stock shall be entitled to one vote for each share of Common Stock held. As of April 26, 2002, there are 5,000,000 shares of Common Stock outstanding.

Black Gardenia has been in the developmental stage since inception and has no operations to date. Other than issuing shares to its shareholders, Black Gardenia never commenced any operational activities. As such, Black Gardenia can be defined as a "shell" or "blank check" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. The Board of Directors of Black Gardenia has elected to commence implementation of Black Gardenia's principal business purpose, described below under "ITEM 2 - PLAN OF OPERATION".

Black Gardenia is filing this registration statement on a voluntary basis because the primary attraction of Black Gardenia as a merger partner or acquisition vehicle will be its status as a reporting public company. Any business combination or transaction may potentially result in a significant issuance of shares and substantial dilution to present stockholders of Black Gardenia.

The proposed business activities described herein classify Black Gardenia as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Harry Miller, the primary shareholder of Black Gardenia, has expressed his intention that he has no plan to sell his respective shares of Black Gardenia's common stock until such time as Black Gardenia has successfully consummated a merger or acquisition and Black Gardenia is no longer classified as a "blank check" company, and he has also expressed his intention not to sell his shares unless the shares are subsequently registered or if an exemption from registration is available.

Risk Factors
------------

Black Gardenia Has No Operating History That Can Be Used to Evaluate its Future Business Prospects. Black Gardenia was incorporated in the state of Nevada on February 9, 2000. Black Gardenia has had no operating history nor any revenues or earnings from operations since inception. Black Gardenia has little or no tangible assets or financial resources. Black Gardenia will, in all likelihood, continue to sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in Black Gardenia incurring a net operating loss which will increase continuously until Black Gardenia can consummate a business combination with a profitable business opportunity.

There Is No Assurance That Black Gardenia's Proposed Operations Will Be Successful. The success of Black Gardenia's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, there can be no assurance that Black Gardenia will be successful in locating candidates meeting such criteria. In the event Black Gardenia completes a business combination, of which there can be no assurance, the success of Black Gardenia's operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond Black Gardenia's control.. There is no assurance that Black Gardenia can identify such a business opportunity and consummate such a business combination. Black Gardenia's sole officer and director does not have any direct experience with black check companies or related transactions. Black Gardenia has not made any attempts to negotiate or consummate a merger with, or acquisition of, a private company.

State Blue Sky Registration Laws Will Restrict the Resales of the Black Gardenia's Stock. Transferability of the shares of Common Stock of Black Gardenia is very limited because a significant number of states have enacted regulations pursuant to their securities or so-called "blue sky" laws restricting or, in many instances, prohibiting, the initial sale and subsequent resale of securities of "blank check" companies such as Black Gardenia within that state. In addition, many states, while not specifically prohibiting or restricting "blank check" companies, would not register the securities of Black Gardenia for sale or resale in their states. Because of these regulations, Black Gardenia currently has no plan to register any securities of Black Gardenia with any state. To ensure that any state laws are not violated through the reales of the securities of Black Gardenia, Black Gardenia will refuse to register the transfer of any securities of Black Gardenia, to residents of any state, which prohibit such resale or if no exemption is available for such resale. It is not anticipated that a secondary trading market for Black Gardenia's securities will develop in any state until subsequent to consummation of a Business Combination, if at all.

Black Gardenia Will Face Scarcity of and Competition for Business Opportunities and Combinations and as a Result May Never Complete a Merger or Acquisition. Black Gardenia is and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities, including venture capital companies, are active in mergers and acquisitions of companies which may be desirable target candidates for Black Gardenia. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than Black Gardenia and, consequently, Black Gardenia will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, Black Gardenia will also compete in seeking merger or acquisition candidates with numerous other small public companies.

Black Gardenia Has Not Entered into an Agreement for a Specific Business Combination or Other Transaction and May Never be Successful in Finding or Concluding Such an Agreement. Black Gardenia has no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. There can be no assurance Black Gardenia will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by Black Gardenia. There is no assurance Black Gardenia will be able to negotiate a business combination on terms favorable to Black Gardenia. Black Gardenia has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which Black Gardenia would not consider a business combination in any form with such business opportunity. Accordingly, Black Gardenia may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

Mr. Miller, Our Sole Director and Officer, Will Only Devote Part Time Efforts to Black Gardenia Due to His Involvement in Other Business Interests Which May Further Limit Our Likelihood of Success. While seeking a business combination, Harry Miller, President of Black Gardenia anticipates devoting up to ten hours per month to the business of Black Gardenia. Harry Miller will be the only person responsible in conducting the day to day operations of Black Gardenia including searches, evaluations, and negotiations with potential merger or acquisition candidates. Black Gardenia has not entered into any written employment agreement with Harry Miller and is not expected to do so in the foreseeable future. Black Gardenia has not obtained key man life insurance on Harry Miller. The loss of the services of Harry Miller would adversely affect development of Black Gardenia's business and its likelihood of continuing operations.

See "ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS."

Black Gardenia's May Have Potential Business Conflict of Interests with Other Companies Formed by Mr. Miller, the Resolution of Which May Not Necessarily Be Favorable to Us . Harry Miller may in the future participate in business ventures which could be deemed to compete directly with Black Gardenia. Harry Miller is serving as officer and director of at least one other blank check company, Black Gardenia, Corp. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event Black Gardenia's current and future officers or directors are involved in the management of any firm with which Black Gardenia transacts business. Management has adopted a policy that Black Gardenia will not seek a merger with, or acquisition of, any entity in which management serve as officers, directors or partners, or in which they or their family members own or hold any ownership interest.

Our Lack of Market Research or Marketing Organization Could Adversely Affect Our Ability to Successfully Find and Conclude a Merger or Acquisition . Black Gardenia has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the transactions contemplated by Black Gardenia. Moreover, Black Gardenia does not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by Black Gardenia, there is no assurance Black Gardenia will be successful in completing any such business combination.

Black Gardenia Will Face Significant Legal Requirements That Have the Potential to Subject Us to Substantial Liability and Increase Our Costs of Doing Business if It is Characterized as an Investment Company. Although Black Gardenia will be subject to regulation under the Securities Exchange Act of 1934, management believes Black Gardenia will not be subject to regulation under the Investment Company Act of 1940, insofar as Black Gardenia will not be engaged in the business of investing or trading in securities. In the event Black Gardenia engages in business combinations which result in Black Gardenia holding passive investment interests in a number of entities, Black Gardenia could be subject to regulation under the Investment Company Act of 1940. In such event, Black Gardenia would be required to register as an investment company and could be expected to incur significant registration and compliance costs. Black Gardenia has obtained no formal determination from the Securities and Exchange Commission as to the status of Black Gardenia under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject Black Gardenia to material adverse consequences.

The Successful Completion of a Merger or Acquisition Transaction Will Likely Result in a Change in Control And Our Current Management Will Not Have Any Power to Influence Black Gardenia after a Consummated Merger or Acquisition Transaction. A business combination involving the issuance of Black Gardenia's Common Shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in Black Gardenia. Any such business combination may require management of Black Gardenia to sell or transfer all or a portion of Black Gardenia's Common Shares held by them, or resign as members of the Board of Directors of Black Gardenia. The resulting change in control of Black Gardenia could result in the removal of Harry Miller and a corresponding reduction in or elimination of his participation in the future affairs of Black Gardenia.

Black Gardenia May Face Significant Delays and Disadvantages if it Embarks Upon a Blank Check Offering Prior to Completion of A Merger or Acquisition. Black Gardenia may enter into a business combination with an entity that desires to establish a public trading market for its shares. A business opportunity may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with Black Gardenia. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders and the inability or unwillingness to comply with various federal and state laws enacted for the protection of investors.

Taxation Concerns May Influence Whether an Future Identified Business Opportunity Proceeds. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination Black Gardenia may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. Black Gardenia intends to structure any business combination so as to minimize the federal and state tax consequences to both Black Gardenia and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax- free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non- qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

Requirement of Audited Financial Statements May Disqualify Business Opportunities. Section 13 and 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), require companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for Black Gardenia acquired, covering one, two or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may preclude consummation of an otherwise desirable acquisition by Black Gardenia. Acquisition prospects that do not have or are unable to obtain the required audited financial statements may not be appropriate for acquisition so long as the reporting requirements of the Securities Exchange Act of 1934 are applicable.

ITEM 2. PLAN OF OPERATION
-------------------------

Black Gardenia intends to seek to acquire assets or shares of an entity actively engaged in business which generates revenues, in exchange for its securities. Black Gardenia has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition. None of Black Gardenia's officers, directors, promoters or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between Black Gardenia and such other company as of the date of this registration statement.

General Business Plan
---------------------

Black Gardenia's purpose is to seek, investigate and, if such investigation warrants, merge or acquire an interest in business opportunities presented to it by persons or companies who or which desire to seek the perceived advantages of a Securities Exchange Act of 1934 registered corporation. Black Gardenia will not restrict its search to any specific business, industry, or geographical location and Black Gardenia may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of Black Gardenia's virtually unlimited discretion to search for and enter into potential business opportunities. Black Gardenia may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. Black Gardenia may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

Mr. Miller intends to contact a number of broker-dealers, investment bankers, venture capitalist and other members of the financial community likely to find Black Gardenia a suitable vehicle capable of meeting the needs of their clients, associates and contacts. Black Gardenia cannot be sure that Mr. Miller's efforts will in fact result in Black Gardenia being presented with any privately-held companies seeking to consummate a reverse merger/acquisition transaction. To date, Black Gardenia has not been approached and has not approached any person or entity with regard to any specific proposed reverse merger/acquisition transaction.

Black Gardenia anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous companies seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include:

     o    Providing   increased   liquidity  for  its  existing  principals  and
          stockholders.
     o Facilitating or improving the terms on which additional equity financing may be sought.
     o Creating an "alternative currency" (i.e., publicly traded shares) that can be used for acquisitions.
     o Providing increased liquidity for incentive stock option plans or similar employee benefit plans in order to attract and retain key employees.
     o    Providing an exit mechanism or retirement strategy for its owners.

Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

Black Gardenia has, and will continue to have, no capital with which to provide the owners of business opportunities with any significant cash or other assets which going public via an initial public offering would provide. There is, however, significant other benefits to going public through a merger or acquisition transaction with a blank check company such as ours as opposed to an initial public offering which management believes will make Black Gardenia attractive to a potential merger or acquisition candidate, such as:

     o The costs are significantly less than the costs required for an initial public offering.
     o The time required to complete a merger or acquisition transaction with a blank check company is considerably less than for an initial public offering.
     o Additional risks are involved in an initial public offering in that the initial public offering may be withdrawn due to an unstable market condition even after most of the up-front costs have been expended.
     o Initial public offerings generally require greater attention from top management.
     o While an initial public offering requires a business to have a relatively long and stable earnings history, the lack of an earnings history does not normally keep a privately-held company from completing a merger or acquisition transaction with a blank check company.
     o    The privately-held company does not require an underwriter.
     o    There is less dilution of ownership control.

The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with acquisition of a business opportunity, including the costs of preparing Form 8-K's, 10-K's or 10-KSB's, agreements and related reports and documents. The Securities Exchange Act of 1934, specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the Securities Exchange Act of 1934. Nevertheless, the officers and directors of Black Gardenia have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

Mr. Miller has limited experience in managing companies similar to Black Gardenia and shall rely upon his own efforts in accomplishing the business purposes of Black Gardenia. It is not anticipated that any outside consultants or advisors will be utilized by Black Gardenia to effectuate its business purposes described herein. However, if Black Gardenia does retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger/acquisition candidate, as Black Gardenia has no cash assets with which to pay such obligation. There have been no contracts or agreements with any outside consultants and none are anticipated in the future.

Management believes that any transaction whether a merger or acquisition that Black Gardenia is most likely to engage in with a privately-held company will require Black Gardenia to issue a substantial majority of its voting common stock to the owners of a privately-held company in exchange for all of their shares held in the privately-held company. The transaction will effectively result in the owners and management of the privately-held business having actual or effective operating control of Black Gardenia, with the existing stockholder of Black Gardenia continuing only as minority passive investor. This type of transaction is popularly known as a "reverse merger" or "reverse acquisition." It is referred to as a reverse merger or reverse acquisition because, although for legal purposes, Black Gardenia will acquire the privately-held company, the transaction can be viewed as if Black Gardenia has been acquired by the privately-held company due to the fact that the former owners of the privately-held company will own a substantial majority of Black Gardenia's voting common stock after the transaction.

The Securities and Exchange Commission considers a reverse merger/acquisition transaction to be a capital transaction in substance, rather than a business combination. That is, the transaction will be equivalent to the issuance of stock by the privately-held company for the net monetary assets of Black Gardenia, accompanied by a recapitalization. As a result, the post-reverse merger/acquisition comparative historical financial statements for Black Gardenia will be those of the privately-held company, with appropriate footnote disclosure concerning the changes in the capital structure of the privately-held company effected at the reverse merger/acquisition transaction date.

It is anticipated that Black Gardenia will incur nominal expenses in the implementation of its business plan described herein. Because Black Gardenia has no capital with which to pay these anticipated expenses, Harry Miller has agreed to pay these charges with his personal funds. Any monies loaned to Black Gardenia by Mr. Miller will be unsecured and non- interest bearing. We expect that any loans made to us by Mr. Miller will be repaid from cash generated from our operations after we have merged or acquired a privately held company. Mr Miller has agreed that the repayment of any loans made by him to Black Gardenia will not impede, or be made conditional in any manner, to consummation of a proposed transaction.

Evaluation of Acquisition Opportunities
---------------------------------------

Management of Black Gardenia intends to request that we be provided with written materials regarding the privately-held company, prior to considering a reverse merger/acquisition transaction with that company. Black Gardenia will request such items as:

     o    a description of products, service and company history;
     o    management resumes;
     o    audited financial information;
          -------
     o available projections with related assumptions upon which they are based;
     o    an explanation of proprietary products and services;
     o evidence of existing patents, trademarks or service marks or rights thereto;
     o    present and proposed forms of compensation to management;
     o a description of transactions between the privately-held company and its affiliates during relevant prior periods;
     o    a description of present and required facilities;
     o    an analysis of risks and competitive conditions;
     o    a financial plan of operation and estimated capital requirements;
     o    audited financial statements; and
     o    other information deemed relevant.

Mr. Miller will endeavour to personally meet with management and key personal of companies which are a serious candidate for concluding a reverse merger or acquisition. Black Gardenia will also attempt to obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of Black Gardenia's limited financial resources. Black Gardenia will not acquire or merge with any company for which current audited financial statements cannot be obtained prior to or within a reasonable period of time after closing of the proposed transaction.

Mr. Miller intends to take into consideration the following factor when analyzing a company for its potential as a reverse merger/acquisition candidate:

     o Potential for growth, indicated by new technology, anticipated market expansion or new products.
     o Competitive position as compared to other companies of similar size and experience within the privately-held company's industry segment as well as within the industry as a whole.
     o Strength and diversity of management, either in place or scheduled for recruitment.
     o Capital requirements and anticipated availability of required funds, to be provided by us or from operations, through the sale of additional securities, through joint ventures or similar arrangements or from other sources.
     o The extent to which the business of the privately-held company can be advanced.
     o The regulatory environment within the privately-held company's industry.
     o The market performance of equity securities of similarly situated companies in the privately-held company's industry.
     o Reputation of owners, principals and/or managers for complying with and not violating federal and/or state securities laws.

The time, effort and expense required to evaluate a privately-held company for a reverse merger/acquisition transaction with Black Gardenia and to effectuate such a transaction cannot be predicted with any degree of accuracy. Black Gardenia does not have any full-time employees and Mr. Miller, the sole unpaid employee of Black Gardenia, is not required to devote any specific amount of time to the business of Black Gardenia.

Black Gardenia does not intend to merge with or acquire a business or company in which Mr. Miller has directly or indirectly, an ownership interest.

Competition
-----------

We will compete with other blank check companies that have a business objective similar to ours. Some of our competitors are the remains of failed or discontinued businesses. As failed or discontinued businesses, these blank check companies have ceased their day-to-day operations but have maintained their public corporate structure. Some of our competitors are blank check companies that publicly distributed shares under Rule 419 of the Securities Exchange Act of 1934. Some of our competitors file reports with the Securities and Exchange Commission, and some do not. Some of our competitors have securities that trade in the over-the-counter securities markets, and some do not.

We believe that the principal competitive factors in our business may be summarized as follows:

         Speed in Completing     Blank check companies that are able to
                 Transaction     consummate  merger or acquisition transactions
                                 quickly are more attractive to owners of privately-held companies than those blank check companies that must move more slowly to consummate a transaction.

         Control Status Blank check companies that can offer a controlling interest to the owners of a privately-held company are more attractive than blank check companies that cannot implement a change in control.

         Trading Status Blank check companies that are listed for trading or eligible for immediate listing are generally more attractive than blank check companies that will be required to pursue a listing at a future date.

         Available               Resources Blank check companies that have
                                 available resources, particularly cash
                                 resources, are generally more attractive than blank check companies that have no available resources.

         Prior Operations Blank check companies that have no prior operations are generally more attractive than blank check companies that have prior operations and the potential for contingent liabilities.

         Stock Distribution Blank check companies that have a substantial number of existing stockholders and a relatively even distribution of stock ownership are generally more desirable than blank check companies that have a small number of stockholders, or a few stockholders who control large blocks of stock.

We believe Black Gardenia will remain an insignificant participant among the companies which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than Black Gardenia. In view of Black Gardenia's combined extremely limited financial resources and limited management availability, Black Gardenia will continue to be at a significant competitive disadvantage compared to Black Gardenia's competitors.

Employees
---------

Black Gardenia has no full time or part time employees. Harry Miller has agreed to allocate a portion of his time to the activities of Black Gardenia, without compensation. Black Gardenia anticipate that the business plan of Black Gardenia can be implemented through the efforts of Harry Miller, President of Black Gardenia, devoting up to 5% of his work week to the business affairs of Black Gardenia, consequently, conflicts of interest may arise with respect to the limited time commitment by such officer. See "ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS."

Harry Miller is currently involved with one other "blank check" company. Harry Miller may, in the future, become involved with other companies who have a business purpose similar to that of Black Gardenia. As a result, additional potential conflicts of interest may arise in the future.

See "ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS."

Federal Tax Implications
------------------------

The reverse merger/acquisition transaction that we are expected to engage in with a privately-held company will involve the sale or exchange of our voting common stock for the stock of the privately-held company held by its owners.

Generally, gains from the sale or exchange of stock are subject to federal taxation. However, the Internal Revenue Code allows tax-free treatment for certain types of corporate acquisition transactions. The theory behind permitting corporate acquisitions without imposition of tax lies in the assumptions that the acquiring corporation will substantially continue the business of the acquired corporation and that the owners of the acquired corporation will retain an ownership interest in the acquirer. Neither the corporations nor their shareholders will be subject to tax if these assumptions are indeed facts since the transaction will be viewed as a continuation of the business in a modified form by substantially the same owners rather than the sale of a business to an unrelated party. For purposes of tax law alone, the various forms of tax-free acquisitions are referred to as "reorganizations."

Management believes that the owners of a privately-held company will find Black Gardenia to be an attractive merger or acquisition partner if the merger or acquisition transaction that Black Gardenia effectuate is designed so as to constitute a tax-free reorganization. Therefore, Black Gardenia will endeavor to structure the reverse merger/acquisition transaction to meet the tax-free reorganization provisions of Section 368(a)(1) or Section 351 of the Internal Revenue Code. To meet the requirements of Section 368(a)(1) or Section 351 of the Internal Revenue Code, it will probably be necessary for Black Gardenia to issue to the owners of the privately-held business 80% or more of the voting common stock of Black Gardenia

Management expects that Black Gardenia will be successful in structuring a reverse merger/acquisition transaction with a privately-held company as a reorganization. As such, management believes that the exchange of stock in a privately-held company which is held by its owners for stock in Black Gardenia will be exempt from taxation by the Internal Revenue Code.

Securities Law Implications
----------------------------

Management anticipates that when securities of Black Gardenia are issued to the owners of an acquired privately-held company, these securities will be issued in reliance on exemptions from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the reverse merger/acquisition transaction, Black Gardenia may agree to register such securities either at the time the transaction is closed, under certain conditions, or at specified times thereafter.

Indemnification
---------------

Black Gardenia shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Nevada, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of Black Gardenia, or served any other enterprise as director, officer or employee at the request of Black Gardenia. The Board of Directors, in its discretion, shall have the power on behalf of Black Gardenia to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of Black Gardenia.

See PART II, "ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS."

ITEM 3. DESCRIPTION OF PROPERTY.
-------------------------------

Black Gardenia currently maintains a mailing address at P.O. Box 741, Bellevue, Washington 98009, which is the address of its President. Black Gardenia pays no rent for the use of this mailing address. Black Gardenia does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.
----------------------------------------------------------------------

Principle Stockholders
----------------------

The following table sets forth certain information as of April 26, 2002 regarding the beneficial ownership of Black Gardenia's Common Stock by (i) each stockholder known by Black Gardenia to be the beneficial owner of more than 5% of Black Gardenia's Common Stock, (ii) by each Director and executive officer of Black Gardenia and (iii) by all executive officer and Directors of Black Gardenia as a group. Each of the persons named in the table has sole voting and investment power with respect to Common Stock beneficially owned.


----------------------------------------------------------------------------------------
Name and Address                      Amount and Nature of             Percent of Class
of Beneficial Owner                 Beneficial Ownership (1)
----------------------------------------------------------------------------------------
Harry Miller                               5,000,000                          100%
Bellevue, WA                  (Restricted securities as defined in
                                  the Securities Act of 1933)
All officers and directors                 5,000,000                          100%
as a group (1 person).        (Restricted securities as defined in
                                  the Securities Act of 1933)

----------------------------------------------------------------------------------------
Notes:
1.   Unless otherwise indicated, the named party is believed to have sole investment and voting control of the shares set forth in the above table.




ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS OFFICERS
-----------------------------------------------------------------------------
AND DIRECTORS
-------------

Our sole director and executive officer and his age as of the date of this prospectus is set forth below:

         Name                  Age           Position
         ----                  ---           --------

         Harry Miller          67            President, Chief Executive Officer,
                                             Secretary, Treasurer & Director

Black Gardenia intends to recruit and appoint additional directors and officers as needed who have the requisite complement of skills to successfully implement the mandate of Black Gardenia. Currently Black Gardenia has no employees other than those cited above. Black Gardenia will recruit employees as Black Gardenia grows and develops.

Harry Miller, is the President, Chief Executive Officer, Secretary and Treasurer of Black Gardenia. Mr. Miller brings years of experience in starting new enterprises having spent the last thirty years in forming many companies and providing consulting services to a variety of businesses. Many of these companies were in the medical products and health care industries. Currently he is associated with Eastside Mortgage, LLC. of Bellevue, Washington where he maintains a real estate license and analyzes funding proposals, primarily construction loans for his investment portfolio and that of the principal of the firm. In 1991, Mr. Miller established Solar Health Care of Florida investing in the Medicaid HMO industry. As CEO, Mr. Miller developed the business plan of Black Gardenia that included leasing office space, preparing and filing the complex application to the state, hiring staff and negotiating the purchase of an existing HMO. During the subsequent five year period, Mr. Miller entered into a contractual arrangement to provide medical care to over 8,000 patients. At the end of his tenure intense competitive pressures caused the company to be wound up.. Mr. Miller is concurrently the President, Chief Executive Officer, Secretary and Treasurer of Black Gardenia, Corp., a second blank check company; Medina Coffee, Inc., a development stage specialty coffee cart company; and DentalServ.Com, a development stage company focussed on providing management software to dental offices.

Mr. Miller serves as President and Director of Black Gardenia, Corp. which may also be characterized as a blank check company.

Mr. Miller is Black Gardenia's only promoter.

Other Blank Check Offerings
---------------------------

Mr. Harry Miller is involved in one other blank check Company called Black Gardenia, Corp. This company is at the same stage as Black Gardenia Corp. and has not identified or entered into any negotiations with a potential merger or acquisition candidate.

Conflicts of Interest
---------------------

Our proposed business raises potential conflicts of interest between us and our sole officer and director, Harry Miller. We have been formed for the purpose of locating suitable business opportunities in which to participate. Mr. Miller will not be devoting his full time to us. Further, he is engaged in various other business activities such as Eastside Mortgage, LLC. and the development of the business ventures of Medina Coffee, Inc. and DentalServ.Com. From time to time, in the course of such other activities, Mr. Miller may become aware of acquisition or merger opportunities and may be faced with the issue of whether to involve us in such opportunities.

It is our position that Mr. Miller is generally required to bring business opportunities to us insofar as they relate to business opportunities in which we have expressed an interest. Because our business is to locate a suitable business to merge with or acquire, we believe that Mr. Miller is required to bring any merger or acquisition opportunities to us. Potential conflicts may arise if Mr. Miller does not disclose to us potential merger or acquisition opportunities that he may become aware of while participating in business activities unrelated to us.

Mr. Miller may organize other companies as blank check companies in the future and offer their securities to the public. Mr. Miller may have conflicts in the event that another blank check company that he is associated with is actively seeking the acquisition of businesses that are identical or similar to those that we may seek, should we complete this offering.

In order to deal with any potential conflicts of interests that may develop between us and any other blank check companies that Mr. Miller may become associated with, we have adopted the following guidelines:

         (1) A conflict will not be present as between us and another blank check company associated with Mr. Miller if, before we begin seeking acquisition or merger opportunities, such other blank check company:
                    (a) enters into any understanding, arrangement or contractual commitment to participate in, or acquire, any business; and
                    (b) ceases its search for additional businesses identical or similar to those we may seek.

         (2) A conflict will not be present to the extent that potential business opportunities are appropriate for us but not for another affiliated blank check company affiliated with Mr. Miller (or vice versa), because of such factors as the difference in working capital available to us.

         (3) If, at any time we and any other companies associated with Mr. Miller are simultaneously seeking business opportunities, Mr. Miller may face the conflict of whether to submit a potential business acquisition to us or to such other companies. In the event that an opportunity is appropriate to both us and another blank check company associated with Mr. Miller, it has been determined that Mr. Miller will first offer such opportunity to that entity that first closed the sale of its securities.

We have established no other guidelines or procedures for resolving potential conflicts.

Our President, Harry Miller, may be compensated in form of shares of common stock of Black Gardenia upon completion of an acquisition or merger. It is possible that such compensation may become a factor in negotiations and present conflict of interest. Harry Miller will use his best efforts to resolve equitably any conflicts that might result during negotiations for an acquisition or merger.

There are no agreements or understandings for Harry Miller to resign at the request of another person and that Harry Miller is not acting on behalf of or will act at the direction of any other person except at the time of the acquisition or merger and at the request of the controlling persons of the acquisition or merger candidate. We expect that the controlling persons of the acquisition or merger candidate will ask all of the current Officers and Directors to resign at the time of the acquisition or merger because they will become controlling persons of Black Gardenia.

Investment Company Act of 1940
------------------------------

Although we will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, we believe Black Gardenia will not be subject to regulation under the Investment Company Act of 1940 insofar as we will not be engaged in the business of investing or trading in securities. In the event that we engage in business combinations which result in Black Gardenia holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act of 1940. In such event, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to the status of Black Gardenia under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject us to material adverse consequences. Black Gardenia presently desires to be exempt from the Investment Company Act of 1940 via Regulation 3a-2 thereto.

Investment Advisor Act of 1940
------------------------------

We are not an "investment adviser" under the Federal Investment Adviser Act of 1940, which classification would involve a number of negative considerations. Accordingly, we will not furnish or distribute advice, counsel, publications, writings, analysis or reports to anyone relating to the purchase or sale of any securities within the language, meaning and intent of Section 2(a)(11) of the Investment Adviser Act of 1940, 15 U.S.C.

ITEM 6. EXECUTIVE COMPENSATION.
------------------------------

Black Gardenia's sole officer and director has not received any compensation for his services rendered to Black Gardenia since inception. Harry Miller has agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until Black Gardenia has generated revenues from operations after consummation of a merger or acquisition. As of the date of this registration statement, Black Gardenia has no funds available to pay Harry Miller. Further, Harry Miller is not accruing any compensation pursuant to any agreement with Black Gardenia.

It is possible that, after Black Gardenia successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain Mr. Miller for the purposes of providing services to the surviving entity, or otherwise provide other compensation to Mr. Miller. However, Black Gardenia has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in Black Gardenia's decision to undertake any proposed transaction.

Black Gardenia may also compensate Harry Miller, President of Black Gardenia shares of Common Stock of Black Gardenia for his services in connection with completion of an acquisition or merger. Black Gardenia does not intend to compensate any other individual or consultants in connection with completion of an acquisition or merger.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by Black Gardenia for the benefit of its employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.
------------------------------------------------------

We were formed on February 9, 2000. On February 15, 2000, we issued 5,000,000 shares of our common stock to Harry Miller, for an aggregate purchase price of $500. Harry Miller, is our President, Chief Financial Officer, Secretary, and a director.

As of April 26, 2002, Harry Miller has loaned us $290. This loan is unsecured, is due on demand and does not bear interest.

There have been no other related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

ITEM 8. DESCRIPTION OF SECURITIES.
---------------------------------

Our authorized capital stock consist of 100,000,000 shares of $0.00001 par value common stock. As of April 26, 2002, there were 5,000,000 shares of common stock issued to one stockholder of record.

The following summarizes the important provisions of our capital stock. For more information about our capital stock, please see the copy of our articles of incorporation and bylaws that have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock
------------

Each share of our common stock entitles the holder to one vote on all matters submitted to a vote of the shareholders. The holders of common stock are entitled to receive dividends, when, as and if declared by the Board of Directors, in its discretion, from funds legally available therefor. We do not currently intend to declare or pay cash dividends in the foreseeable future, but rather intend to retain any future earnings to finance the expansion of our businesses. If we liquidate or dissolve, the holders of our common stock are entitled to share ratably in our assets, if any, legally available for distribution to shareholders after the payment of all of our debts and liabilities and payment of the liquidation preference of any outstanding shares of preferred stock.

Our common stock has no preemptive rights and no subscription, redemption or conversion privileges. Our common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding shares of our common stock voting for the election of directors can elect all members of the Board of Directors. A majority vote is also sufficient for other actions that require the vote or concurrence of shareholders

Transfer Agent
--------------

Nevada Agency and Trust has been appointed the transfer agent of our common stock.

                                     PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.
----------------------------------------------------------------

Black Gardenia's Common Stock has never been traded. It is unlikely that Black Gardenia's stock will be accepted for trading on any exchange or quotation system until completion of a merger or acquisition. It is likely if any such trading market developed it would be on one the over the counter markets and be considered a "penny stock". There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

As of April 26, 2002, the number of holders of Black Gardenia's Common Stock was one.

Dividend Policy
---------------

Black Gardenia has not paid any cash dividends on its Common Stock and presently intends to continue a policy of retaining earnings, if any, for reinvestment in its business.

Penny Stock
-----------

Until Black Gardenia's shares qualify for inclusion in the NASDAQ system, the trading of Black Gardenia's securities, if any, will be in the over-the-counter markets which are commonly referred to as the "pink sheets" or on the OTC Bulletin Board. As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of the securities offered.

Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to Black Gardenia, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for continued NASDAQ eligibility. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in net tangible assets or $35,000,000 in market capitalization or $500,000 net income in latest fiscal year or 2 or last 3 fiscal years, a $1,000,000 market value of its publicly-traded securities and 500,000 shares in public float. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share.

Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate which will allow Black Gardenia's securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, Black Gardenia will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of Black Gardenia to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of Black Gardenia's securities on a national exchange. In such events, trading, if any, in Black Gardenia's securities may then continue in the over- the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, Black Gardenia's securities.

ITEM 2. LEGAL PROCEEDINGS.
-------------------------

Black Gardenia is not a party to any legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
-----------------------------------------------------------------------
FINANCIAL DISCLOSURE.
--------------------

Black Gardenia has not changed accountants since its formation and there are no disagreements with the findings of said accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.
-----------------------------------------------

On March 2, 2000, Black Gardenia issued 5,000,000 shares of Common Stock to Harry Miller, President of Black Gardenia, for an aggregate total of $500. Black Gardenia relied on exemption provided by Section 4(2) of the Securities Act of 1933, as amended, for the issuance of 5,000,000 shares of Common Stock to Harry Miller. All of these shares are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended. These shares may not be offered for public sale except under Rule 144, or otherwise, pursuant to Securities Act of 1933.

In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of Black Gardenia.

Black Gardenia has obligations to ensure that any state laws are not violated through the sale and resale of its securities. Harry Miller, President of Black Gardenia, understands and agreed that the securities of Black Gardenia issued to him are unregistered and restricted securities and may not be sold, transferred or otherwise disposed of unless registered or qualified under applicable state securities laws or an exemption therefrom is available.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
-------------------------------------------------

The Articles of Incorporation of Black Gardenia allows Black Gardenia on a case by case basis to indemnify the directors and officers of Black Gardenia to the fullest extent permitted by Nevada law. Nevada law presently provides that in the case of a non-derivative action (that is, an action other than by or in the right of a corporation to procure a judgment in its own favor), a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any proceeding by reason of the fact that the person is or was an agent of the corporation, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe that the conduct of the person was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent does not, of itself, create a presumption that the person did not act in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation or that the person had reasonable cause to believe that the person's conduct was unlawful.

With respect to derivative actions, Nevada law provides that a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action by or in the right of the corporation to procure a judgment in its favour by reason of the fact that the person is or was an agent of the corporation, against expenses actually and reasonably incurred by that person in connection with the defence or settlement of the action if the person acted in good faith, in a manner the person believed to be in the best interests of the corporation and its shareholders. Indemnification is not permitted to be made in respect of any claim, issue, or matter as to which the person shall have been adjudged to be liable to the corporation in the performance of that person's duty to the corporation and its shareholders, unless and only to the extent that the court in which the proceeding is or was pending determines that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses, and then only to the extent that the court shall determine.

INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING BLACK GARDENIA FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, IS HELD TO BE AGAINST PUBLIC POLICY BY THE SECURITIES AND EXCHANGE COMMISSION AND IS THEREFORE UNENFORCEABLE.


                                    PART F/S

The following financial statements of Black Gardenia are filed as part of this Report

     1. Unaudited Financial Statements for the Period Ended March 31, 2002 and 2001 (Attached)
     2. Audited Financial Statements for the Period Ended December 31, 2002 and 2001 (Attached)

                              BLACK GARDENIA, CORP
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS


                             MARCH 31, 2002 AND 2001

                                 BLACK GARDENIA
                                 --------------


 TABLE OF CONTENTS                                                     PAGE #
 -----------------                                                     ------

          Financial Statements

                   Balance Sheet                                          2

                   Statement of Operations                                3

                   Statement of Stockholders' Equity                      4

                   Statement of Cash Flows                                5

          Notes of Financial Statements                                 6-7



                                                   Black Gardenia, Corp
                                              (A Development Stage Company)

                                                (Unaudited) Balance Sheet


                                                               March 31,      March 31,       December       December
Assets                                                           2002           2001          31, 2001       31, 2000
------                                                       -------------- -------------- -------------- --------------
Current Assets

Cash                                                         $          -   $          -   $          -   $            -
                                                             -------------- -------------- -------------- --------------
                     Total Current Assets                                 0              0              0              0
Other Assets                                                              0              0              0              0
                                                             -------------- -------------- -------------- --------------
                     TOTAL ASSETS                            $          -   $          -   $           -  $            -
                                                             ============== ============== ============== ==============

Liabilities and Stockholders' Equity
------------------------------------

Current Liabilities

Officers' Advances (Note 6)                                  $          290 $           80 $           80 $            80

Accounts Payable                                                          0              0              0              0
                                                             -------------- -------------- -------------- --------------
                      Total Current Liabilities                         290             80             80             80

Stockholders' Equity: Common stock, $.001 par value,
authorized 100,000,000 shares; 900,100 shares issued
and outstanding at 3/31/02, 03/31/01, 12/31/01 and
12/31/00 respectively                                                    50             50             50             50
Additional paid in capital                                              450            450            450            450
Deficit accumulated during the development stage                       (790)          (580)          (580)          (580)

                       Total Stockholders' Equity (Deficit)            (290)           (80)           (80)           (80)

                       TOTAL LIABILITIES AND
                       STOCKHOLDERS' EQUITY (DEFICIT)        $          -   $          -   $           -  $            -
                                                             ============== ============== ============== ==============

                         See accompanying notes








                                                            2

                                                      Page 18 of 51



                                                    Black Gardenia, Corp
                                                (A Development Stage Company)

                                             (Unaudited) Statement of Operation
                                             ----------------------------------



                                        Three Months       Three Months        YearEnded       Year Ended     Feb. 9, 2000
                                         Ended Mar.         Ended Mar.         Dec. 31,        Dec. 31,        (inception)
                                          31, 2002           31, 2001            2001            2000          to Mar. 31,
                                                                                                                  2002
                                     ------------------  ------------------ --------------  --------------  ---------------
Income
                  Revenue            $                -  $                - $            -  $           -   $           -
Expenses
                  General and                       210                   0              0             580              790
                    Administrative
                                     ------------------  ------------------ --------------  --------------  ---------------
                  Total Expenses                    210                   0              0             580              790
                     Net Loss        $             (210) $                - $            -  $         (580) $          (790)
                                     ==================  ================== ==============  ==============  ===============

Net Loss per share
      Basic and diluted              $          (0.0000) $           0.0000 $       0.0000  $      (0.0001) $       (0.0002)


Weighted average number of
common shares outstanding                     5,000,000           5,000,000      5,000,000       5,000,000        5,000,000
                                     ==================  ================== ==============  ==============  ===============


                       See accompanying notes





                                       Black Gardenia, Corp
                                   (A Development Stage Company)

                           (Unaudited) Statement of Stockholders' Equity




                                                                                        Deficit
                                                                                       accumulated
                                            Common Stock              Additional         during
                                      --------------------------        Paid-in        development
                                        Shares           Amount         capital           state
                                      ----------       ----------      ----------      ----------
Balance December 31, 2000              5,000,000       $       50      $      450      $     (580)

Net loss three months ended
       March 31, 2001                                                                           0

Balance March 31, 2001                 5,000,000       $       50      $      450      $     (580)
                                      ==========       ==========      ==========      ==========

Balance December 31, 2001              5,000,000       $       50      $      450      $     (580)

Net loss three months ended
        March 31, 2002                                                                       (210)

Balance March 31, 2002                 5,000,000       $       50      $      450      $     (790)
                                      ==========       ==========      ==========      ==========

February 9, 2000
issued for cash                        5,000,000       $       50      $      450      $     --

Net loss, February 9, 2000
(inception) to December 31, 2000                                                             (580)

Balance December 31, 2000              5,000,000               50             450            (580)
                                      ----------       ----------      ----------      ----------

Net loss year ended
          December 31, 2001                                                                     0

Balance December 31, 2001              5,000,000       $       50      $      450      $     (580)
                                      ==========       ==========      ==========      ==========

                       See accompanying notes



                                           Black Gardenia, Corp
                                      (A Development Stage Company)

                                   (Unaudited) Statement of Cash Flows
                                   -----------------------------------



                                                Three       Three
                                                Months      Months     Year        Year     Feb. 9, 2000
                                                Ended       Ended      Ended       Ended    (inception)
                                               Mar. 31,    Mar. 31,   Dec. 31,    Dec. 31,   to Mar. 31,
                                                 2002        2001       2001        2000        2002
                                              ----------  ---------- ----------  ----------  ----------
Cash Flows from Operating Activities

    Net (Loss)                                $     (210) $     --   $       --  $     (580) $     (790)

   Adjustments to reconcile net loss to
   cash (used) in operating activities

    Changes in assets and liabilities
         Accounts Payable                            210           0          0          80         290
         Officers Advances Payable
                                              ----------  ---------- ----------  ----------  ----------
    Net Cash (used) in operating results             210           0          0        (500)       (500)
                                              ----------  ---------- ----------  ----------  ----------
Cash Flows from Financing Activities
Proceeds from issuance of common stock                 0           0          0         500         500
                                              ----------  ---------- ----------  ----------  ----------

Net increase (decrease) in cash                        0           0          0           0           0

Cash at Beginning of Period                            0           0          0           0           0
                                              ----------  ---------- ----------  ----------  ----------
Cash at End of Period                         $       --  $       -- $       --  $       --  $        0
                                              ==========  ========== ==========  ==========  ==========

                    See accompanying notes







                                                    5

                              BLACK GARDENIA, CORP
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                             March 31, 2002 and 2001


Note 1 - History and Organization of the Company

The Company was organized February 9, 2000, under the laws of the State of Nevada as Black Gardenia, Corp The company currently has no operations and, in accordance with SFAS #7, is considered a development stage company.

On March 2, 2000, the company issued 5,000,000 share of its $0.00001 par value common stock for cash of $500.



Notes 2 - Accounting Policies and Procedures

The Company has not determined its accounting policies and procedures, except as follows:

The Company uses the accrual method of accounting.

Earnings per share is computed using the weighted average number of shares of common stock outstanding.

The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

In April 1998, the American Institute of Certified Public Accountant's issued Statement of Position 98-5 ("SOP 98- 5"), Reporting on the Costs of Start-up Activities which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998, with initial adoption reported as the cumulative effect of a change in accounting principle.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.



Note 3 - Warrants and Options

There are no warrants or options outstanding to issue any additional shares of common stock of the Company.



Note 4 - Going Concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through further equity financing's and seeking necessary bank loans.

Note 5 - Related Party Transactions

The Company neither owns nor leases any real or personal property. Office services are provided without charge by Harry Miller, the sole officer and director of the Company. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The sole officer and director of the Company is involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, he may face a conflict in selecting between the Company and his other business interests. The Company has not formulated a policy for the resolution of such conflicts.



Note 6 - Officers Advances

While the Company is seeking additional capital, an officer of the Company has advanced funds to the Company to pay for any costs incurred by it. These funds are interest free. The balances due to Mr. Miller were $290 and $80 on March 31, 2002 and March 31, 2001 respectively.

                              BLACK GARDENIA, CORP.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS


                           DECEMBER 31, 2001 AND 2000

                              BLACK GARDENIA, CORP.



         TABLE OF CONTENTS                                     PAGE #
         -----------------                                     ------


         Independent Auditor's Report                            1

         Financial Statements

                  Balance Sheet                                  2

                  Statement of Operations                        3

                  Statement of Stockholders' Equity              4

                  Statement of Cash Flows                        5

         Notes of Financial Statements                           6-7

                               GEORGE STEWART, CPA
                    2301 SOUTH JACKSON STREET, SUITE # 101-G
                            SEATTLE, WASHINGTON 98144
                        (206) 328-8554 FAX (206) 328-0383

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Black Gardenia, Corp.
Bellevue, Washington

I have audited the accompanying balance sheets of Black Gardenia, Corp., (A Development Stage Company) as of December 31, 2001 and 2000, and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 2001 and 2000 and February 9, 2000, (inception), to December 31, 2001. These financial statements are the responsibility of the Company's management. My responsibility it to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Black Gardenia, Corp., (A Development Stage Company) as of December 31, 2001 and 2000 and February 9, 2000, (inception), to December 31, 2001 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #4 to the financial statements, the Company has had no operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is also described in Note #4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/George Stewart/s/
--------------------

George Stewart

April 17, 2002



                                       Black Gardenia, Corp
                                   (A Development Stage Company)

                                           Balance Sheet
                                           -------------

                                                                           December    December
Assets                                                                     31, 2001    31, 2000
------                                                                   -----------  -----------
Current Assets

Cash                                                                     $         -  $         -
                                                                         -----------  -----------
                     Total Current Assets                                          0            0
Other Assets                                                                       0            0
                                                                         -----------  -----------
                     TOTAL ASSETS                                        $         -  $         -
                                                                         ===========  ===========

Liabilities and Stockholders' Equity
------------------------------------

Current Liabilities

Officers' Advances (Note #6)                                             $        80           80

Accounts Payable                                                                   0            0
                                                                         -----------  -----------
                      Total Current Liabilities                                   80           80

Stockholders' Equity: Common stock, $.00001 par value, authorized
100,000,000 shares; 5,000,000 shares issued and outstanding at December
31, 2001 and December 31, 2000 respectively
Additional paid in capital                                                        50           50
Deficit accumulated during the development                                       450          450
stage
                                                                                (580)        (580)
                       Total Stockholders' Equity (Deficit)                      (80)         (80)

                       TOTAL LIABILITIES AND
                       STOCKHOLDERS' EQUITY (DEFICIT)                    $         -  $         -
                                                                         ===========  ===========

                         See accompanying notes





                                         Black Gardenia, Corp
                                     (A Development Stage Company)

                                        Statement of Operations
                                        -----------------------


                                                                                         Feb. 9, 2000
                                                        Year Ended       Year Ended       (inception)
                                                         Dec. 31,          Dec. 31,       to Dec. 31,
                                                           2001             2000             2001
                                                      --------------- ---------------  ---------------
Income
                  Revenue                             $             - $            -   $            -
Expenses
                  General and Administrative                        0             580              580
                                                      --------------- ---------------  ---------------
                  Total Expenses                                    0             580              580

                  Net Loss                            $             - $          (580) $          (580)
                                                      =============== ===============  ===============

Net Loss per share
      Basic and diluted                               $        0.0000 $       (0.0001) $       (0.0001)


Weighted average number of
common shares outstanding                                   5,000,000       5,000,000        5,000,000
                                                      =============== ===============  ===============


                       See accompanying notes



                              Black Gardenia, Corp
                          (A Development Stage Company)

                        Statement of Stockholders' Equity
                        ---------------------------------


                                                                     Deficit
                                                                    accumulated
                                 Common Stock         Additional     during
                           -----------------------      Paid-in    development
                             Shares        Amount       capital       state
                           ----------    ----------    ----------  ----------

March 2, 2000
issued for cash             5,000,000    $       50    $      450  $        -

Net loss year ended
       December 31, 2000                                                 (580)

Balance December 31, 2000   5,000,000    $       50    $      450  $     (580)
                           ==========    ==========    ==========  ==========
Net loss year ended
      December 31, 2001                                                     0

Balance December 31, 2001   5,000,000    $       50    $      450  $     (580)
                           ==========    ==========    ==========  ==========

                       See accompanying notes



                                     Black Gardenia, Corp
                                (A Development Stage Company)

                                   Statement of Cash Flows
                                   -----------------------


                                                                               Feb. 9, 2000
                                                    Year Ended  Year Ended      (inception)
                                                     Dec. 31,    Dec. 31,       to Dec. 31,
                                                       2001        2000            2001
                                                  ------------- -----------  ---------------
Cash Flows from Operating Activities

    Net (Loss)                                    $          -  $      (580) $          (580)

    Adjustments to reconcile net loss to cash
    (used) in operating activities

    Changes in assets and liabilities
           Accounts Payable                                   0           0                0
           Officers Note Payable                              0           0                0
           Officers Advances Payable                          0          80               80
                                                  ------------- -----------  ---------------
    Net Cash (used) in operating results                      0        (500)            (500)
                                                  ------------- -----------  ---------------
Cash flows from Financing Activities
   Proceeds from issuance of common stock                     0         500              500
                                                  ------------- -----------  ---------------

Net increase (decrease) in cash                               0           0                0

Cash at Beginning of Period                                   0           0                0
                                                  ------------- -----------  ---------------
Cash at End of Period                             $             $         -  $            -
                                                  ============= ===========  ===============

                    See accompanying notes



                              BLACK GARDENIA, CORP
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000


Note 1 - History and Organization of the Company

The Company was organized February 9, 2000, under the laws of the State of Nevada as Black Gardenia, Corp The company currently has no operations and, in accordance with SFAS #7, is considered a development stage company.

On March 2, 2000, the company issued 5,000,000 share of its $0.00001 par value common stock for cash of $500.



Notes 2 - Accounting Policies and Procedures

The Company has not determined its accounting policies and procedures, except as follows:

The Company uses the accrual method of accounting.

Earnings per share is computed using the weighted average number of shares of common stock outstanding.

The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

In April 1998, the American Institute of Certified Public Accountant's issued Statement of Position 98-5 ("SOP 98- 5"), Reporting on the Costs of Start-up Activities which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998, with initial adoption reported as the cumulative effect of a change in accounting principle.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.



Note 3 - Warrants and Options

There are no warrants or options outstanding to issue any additional shares of common stock of the Company.



Note 4 - Going Concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through further equity financing's and seeking necessary bank loans.

Note 5 - Related Party Transactions

The Company neither owns nor leases any real or personal property. Office services are provided without charge by Harry Miller, the sole officer and director of the Company. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The sole officer and director of the Company is involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, he may face a conflict in selecting between the Company and his other business interests. The Company has not formulated a policy for the resolution of such conflicts.



Note 6 - Officers Advances

While the Company is seeking additional capital, an officer of the Company has advanced funds to the Company to pay for any costs incurred by it. These funds are interest free. The balances due to Mr. Miller were $80 and $80 on December 31, 2001 and December 31, 2000 respectively.

                                    PART III

ITEM 1. INDEX TO EXHIBITS
-------------------------

         Exhibit No.                Document
         -----------                --------
         3.1                        Articles of Incorporation
         3.2                        Articles of Amendment
         3.3                        Bylaws
         4.1                        Specimen Stock Certificates
         10.1                       Consent of Auditor
         10.2                       Consent of Auditor




                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


BLACK GARDENIA CORP.


/s/ Harry Miller /s/
------------------------------------------------
Harry Miller, President, Chief Executive Officer
Treasurer and Director

Date: April 26, 2002







                                  Page 33 of 51